UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

PREVAIL THERAPEUTICS INC.

(Name of Subject Company (Issuer))

TYTO ACQUISITION CORPORATION

(Offeror)

a wholly-owned subsidiary of

ELI LILLY AND COMPANY

(Parent of Offeror)

(Names of Filing Persons)

Common Stock par value $0.0001 per share

(Title of Class of Securities)

74140Y101

(CUSIP Number of Class of Securities)

Anat Hakim

Senior Vice President, General Counsel and Secretary

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Telephone: (317) 276-2000

Copies to:

Raymond O. Gietz, Esq.

Matthew J. Gilroy, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$895,944,268.62	$97,747.52

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as (a) an amount equal to the product of (i) $22.88, the average of the high and low sales prices per share of Prevail Therapeutics Inc. (“Prevail”) common stock, par value $0.0001 per share (each such share, a “Share”), on December 16, 2020, as reported by NASDAQ, and (ii) 40,899,855 Shares, which consist of (A) 34,248,033 Shares outstanding (inclusive of Shares that are subject to vesting or forfeiture restrictions granted pursuant to a Prevail equity incentive plan, program or arrangement) and (B) 6,651,822 Shares issuable pursuant to outstanding options with an exercise price less than $22.50 (the “Closing Amount”), less (b) an amount equal to the product of (i) 6,651,822 Shares issuable pursuant to outstanding options with an exercise price less than the Closing Amount and (ii) the weighted average exercise price for such options of $5.99 per Share. The calculation of the filing fee is based on information provided by Prevail as of December 14, 2020.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021 beginning on October 1, 2020, issued August 26, 2020, by multiplying the transaction value by 0.00010910.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $97,747.52	Filing Party: Tyto Acquisition Corporation Eli Lilly and Company
Form or Registration No.: Schedule TO-T	Date Filed: December 22, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 22, 2020 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by Tyto Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”). This Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value, $0.0001 per share (the “Shares”) of Prevail Therapeutics Inc., a Delaware corporation (“Prevail”), in exchange for (a) $22.50 per Share, net to the seller in cash, without interest and less any applicable tax withholding, plus (b) one non-tradable contingent value right (a “CVR”), which CVR represents the contractual right to receive a contingent payment of up to $4.00 per share, net to the seller in cash, without interest and less any applicable tax withholding, which amount (or such lesser amount as determined in accordance with the terms and conditions of such contingent value rights agreement to be entered into with a rights agent mutually agreeable to Lilly and Prevail) will become payable, if at all, if a specified milestone is achieved prior to December 1, 2028 (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO is hereby amended and supplemented by replacing the current paragraphs in Section 16 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase under the subheading “Certain Litigation” with the following paragraphs:

“On December 30, 2020, Lori Karson, a purported stockholder of Prevail, filed a putative class action lawsuit in the Supreme Court of the State of New York, County of New York, captioned Lori Karson v. Prevail Therapeutics Inc., et al., against Prevail and the Prevail Board (the “Karson Complaint”). The Karson Complaint asserts a breach of fiduciary duty claim against the individual defendants and an aiding and abetting claim against Prevail in connection with the proposed transaction between Prevail, Purchaser and Lilly. The Karson Complaint alleges, among other things, that (i) defendants engaged in an unfair sales process and agreed to inadequate consideration in connection with the proposed transaction, and (ii) the Schedule 14D-9 filed with the SEC on December 22, 2020 in connection with the proposed transaction is materially misleading. The Karson Complaint seeks, among other things, to enjoin the proposed transaction, rescind the transaction or award rescissory damages to the extent it is consummated, and an award of attorneys’ fees and expenses.

Between January 4, 2021 and January 12, 2021, an additional six complaints were filed in federal district court by purported stockholders of Prevail: (i) Stephen Bushansky v. Prevail Therapeutics Inc., et al., Case No. 1:21-cv-00040 (S.D.N.Y.) (the “Bushansky Complaint”); (ii) Lisa Rosenberg v. Prevail Therapeutics Inc., et al., Case No. 1:21-cv-00066 (S.D.N.Y.) (the “Rosenberg Complaint”); (iii) Marc Waterman v. Prevail Therapeutics Inc., et al., Case No. 1:21-cv-00085 (S.D.N.Y.) (the “Waterman Complaint”); (iv) Judith Latner v. Prevail Therapeutics Inc., et al., Case No. 1:21-cv-00110 (E.D.N.Y.) (the “Latner Complaint”); (v) Charles Williams v. Prevail Therapeutics Inc., et al., Case No. 1:21-cv-00234 (S.D.N.Y.) (the “Williams Complaint”); and (vi) James Parshall v. Prevail Therapeutics Inc., et al., Case No. 2:21-cv-00137 (E.D. Pa.) (the “Parshall Complaint”) (together, the Bushansky Complaint, the Rosenberg Complaint, the Waterman Complaint, the Latner Complaint, the Williams Complaint, and the Parshall Complaint are referred to as the “Federal Court Actions”). Each of the Federal Court Actions names Prevail and the Prevail Board as defendants, and the Waterman Complaint and Williams Complaint also name Lilly and Purchaser as defendants. The Rosenberg Complaint asserts claims under Sections 14(d) and 14(e) of the Exchange Act, The Bushansky Complaint, Waterman Complaint, the Latner Complaint and the Parshall Complaint assert claims under Sections 14(d), 14(e) and (20)(a) of the Exchange Act, and the Williams Complaint asserts claims under Sections 14(e) and 20(a) of the Exchange Act. The Federal Court Actions allege that defendants omitted certain material facts related to the transaction from the Schedule 14D-9 filed by Prevail. The Federal Court Actions seek, among other things, to enjoin the defendants from proceeding with, consummating, or closing the transaction, rescissory damages should the transaction not be enjoined, and an award of attorneys’ and experts’ fees.

Lilly believes that the claims asserted in the Karson Complaint and the Federal Court Actions (referred to collectively as the “Actions”) are without merit and denies the allegations in each of those Actions. However, in order to alleviate the costs, risks and uncertainties inherent in litigation and to provide additional information to its stockholders, Prevail has provided certain additional disclosures in its Amendment No. 2 to Schedule 14D-9 (the “Supplemental Disclosures”). The Supplemental Disclosures should be read in conjunction with this Schedule TO, which should be read in its entirety. The Supplemental Disclosures should not be regarded as an indication that any of Prevail, Lilly, Purchaser or their respective affiliates, officers, directors or other representatives, or any recipient of this information, considered or now considers the information contained in the Supplemental Disclosures to be material. Rather, Lilly believes that all material information was disclosed, and denies that any additional disclosures are or were required under any applicable federal or state law, rule or regulation. To the extent that the information in the Supplemental Disclosures differs from information contained in this Schedule TO, the information in the Supplemental Disclosures supersedes such information contained in this Schedule TO.

Additional lawsuits may be filed against Prevail, the Prevail Board, Lilly, and Purchaser in connection with the Merger Agreement, the Schedule TO and the Schedule14D-9. If such additional complaints are filed, absent new or different allegations that are material, Lilly and Purchaser will not necessarily announce such additional complaints.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 14, 2021

Tyto Acquisition Corporation

By:	/s/ Kenneth L. Custer
Name: Kenneth L. Custer
Title: President

Eli Lilly and Company

By:	/s/ Joshua L. Smiley
Name: Joshua L. Smiley
Title: Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated December 22, 2020.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Summary Advertisement, dated December 22, 2020.*

(a)(5)(A)	Joint Press Release issued by Lilly and Prevail on December 15, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Lilly on December 15, 2020).*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated December 14, 2020, by and among Eli Lilly and Company, Tyto Acquisition Corporation and Prevail Therapeutics Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Prevail on 15, 2020 (File No. 001-38939)).*

(d)(2)	Tender and Support Agreement, dated December 14, 2020, by and among Eli Lilly and Company, Tyto Acquisition Corporation and OrbiMed Private Investments VI L.P. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Prevail on December 15, 2020 (File No. 001-38939)).*

(d)(3)	Tender and Support Agreement, dated December 14, 2020, by and among Eli Lilly and Company, Tyto Acquisition Corporation, Pontifax (Cayman) V L.P., Pontifax (China) V L.P., Pontifax (Israel) V L.P. and Pontifax Late Stage Fund L.P. (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by Prevail on December 15, 2020 (File No. 001-38939)).*

(d)(4)	Tender and Support Agreement, dated December 14, 2020, by and among Eli Lilly and Company, Tyto Acquisition Corporation and Asa Abeliovich, M.D., Ph.D. (incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K filed by Prevail on December 15, 2020 (File No. 001-38939)).*

(d)(5)	Form of Contingent Value Rights Agreement (incorporated by reference to Annex IV to Exhibit 2.5 to the Current Report on Form 8-K filed by Prevail on 15, 2020 (File No. 001-38939)).*

(d)(6)	Amended and Restated Mutual Confidentiality Agreement between Prevail and Lilly, dated October 1, 2020.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.